UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

Natura &Co announces intention to end secondary listing on NYSE

The delisting of ADRs is the next step in the company’s long-term strategy

SÃO PAULO, 18 January, / 2024 /PRNewswire/ -- Natura &Co (NYSE – NTCO; B3 – NTCO3) announces that its Board of Directors has approved a plan to end the company’s secondary listing of American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE), while maintaining its primary listing of common shares on the B3 stock exchange in São Paulo.

In line with the company’s long-term strategic objectives of simplifying operations, Natura &Co has decided to discontinue its secondary listing on the NYSE, as the vast majority of Natura &Co trading activity is concentrated on the B3 stock exchange. The decreasing trading volume of Natura &Co ADRs on the NYSE no longer makes maintaining the listing a compelling option.

The delisting is expected to be effective 10 days after the filing with the U.S. Securities and Exchange Commission (the “SEC”) of a Form 25. Natura &Co expects the NYSE to suspend trading in the ADSs on or about 9 February 2024.

Natura &Co has not arranged for listing, quotation and/or registration of the ADRs on another securities exchange or quotation medium.

Fabio Barbosa, Chief Executive Officer of Natura &Co, stated: “The planned delisting of Natura &Co from the New York Stock Exchange is consistent with our long-term strategy for the business. This move underscores our continued focus on simplifying our operations to reduce complexity. We thank Natura &Co investors who held ADRs and look forward to welcoming many of them as shareholders on the B3 market. Upholding our dedication to transparency, we will maintain our high disclosure standards through our listing in Brazil.”

About Natura &Co

Natura &Co is a global purpose-driven, group uniting Natura and Avon. We believe in promoting real positive economic, social, and environmental impact. We believe that the world does not need another big company. The world needs symbols of change capable of blazing new trails and inspiring others to follow. We believe in the power of cooperation, co-creation, and collaboration for a better way of living and doing business.

We are Natura &Co.

Press Contacts:

Natura &Co

Emilia Lebron

+44 7580 816 371

emilia.lebron@avon.com

Brunswick Group

São Paulo + 55 11 3076 7620

London + 44 020 7404 5959B

natura@brunswickgroup.com

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. This press release may contain forward-looking statements which reflect Natura &Co’s current view on future events and financial and operational development. Words such as “intend”, “expect”, “anticipate”, “may”, “believe”, “plan”, “estimate” and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this press release speak only as at the date hereof, and Natura &Co does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: January 18, 2024